Exhibit 21.1 - List of Subsidiaries of the Registrant

Wholly-Owned Subsidiaries of the Registrant:

Name of Subsidiary	Jurisdiction of Organization
Q2 Software, Inc.	Delaware

Indirect Subsidiaries of the Registrant:

Name of Subsidiary	Jurisdiction of Organization	Ownership
Centrix Solutions, Inc.	Nebraska	100% by Q2 Software, Inc.
SmartyPig, L.L.C.	Iowa	100% by Q2 Software, Inc.